333-10988

02050603

FORM 6-K

RECD S.E.C.
AUG 1 4 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

PROCESSED
AUG 1 6 2002
P
THOMSON
FINANCIAL

For the Month of August 2002

Globe Telecom, Inc.

(Exact name of Registrant as specified in its Charter)

2/F Globe Telecom Plaza
Pioneer Corner Madison Street
1552 Mandaluyong City
Philippines

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

CR

Globe Telecom, Inc.

Table of Contents

PART I – FINANCIAL INFORMATION

GLOBE TELECOM, INC.
CONDENSED BALANCE SHEETS

	Consolidated		Parent Company	
	December 31 2001 (Audited)	**June 30 2002 (Unaudited)**	December 31 2001 (Audited)	**June 30 2002 (Unaudited)**
	(In Thousand Pesos)			
ASSETS				
Current Assets				
Cash and cash equivalents	₱7,752,296	**₱17,505,572**	₱5,947,105	**₱14,958,852**
Receivables – net	12,327,968	**14,583,664**	11,774,518	**14,222,248**
Inventories and supplies – net	862,582	**486,476**	676,845	**405,967**
Deferred income tax – net	852,963	**944,126**	852,963	**944,126**
Prepayments and other current assets	5,311,172	**5,293,819**	4,295,702	**4,356,927**
Total Current Assets	27,106,981	**38,813,657**	23,547,133	**34,888,120**
Property and Equipment – net	88,704,888	**94,582,332**	69,997,571	**76,528,507**
Other Assets				
Deferred charges and others – net	1,721,818	**1,074,569**	1,325,418	**1,074,569**
Miscellaneous deposits and investments – net	1,093,897	**1,321,286**	19,269,628	**19,193,859**
	2,815,715	**2,395,855**	20,595,046	**20,268,428**
	₱118,627,584	**₱135,791,844**	₱114,139,750	**₱131,685,055**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	₱22,379,312	**₱27,662,023**	₱19,932,084	**₱25,520,016**
Notes payable	2,097,342	**412,627**	2,097,342	**7,799**
Current portion of long-term debt	6,795,028	**7,520,250**	5,540,272	**5,960,296**
Total Current Liabilities	31,271,682	**35,594,900**	27,569,698	**31,488,111**
Deferred Income Tax	3,110,438	**3,664,797**	3,110,438	**3,664,797**
Long-term Debt – net of current portion	40,017,771	**49,191,012**	39,231,921	**49,191,012**
Total Liabilities	74,399,891	**88,450,709**	69,912,057	**84,343,920**
Stockholders' Equity				
Paid-up capital	39,287,989	**39,357,878**	39,287,989	**39,357,878**
Retained earnings	4,939,704	**7,983,257**	4,939,704	**7,983,257**
Total Stockholders' Equity	44,227,693	**47,341,135**	44,227,693	**47,341,135**
	₱118,627,584	**₱135,791,844**	₱114,139,750	**₱131,685,055**

See accompanying Notes to Condensed Financial Statements.

GLOBE TELECOM, INC.

CONDENSED STATEMENTS OF INCOME (UNAUDITED)

	Consolidated		Parent Company	
	Six Months Ended June 30			
	2001	2002	2001	2002
	(In Thousand Pesos, Except Per Share Figures)			
NET OPERATING REVENUES	₱15,446,976	**₱22,371,663**	₱15,446,976	**₱21,290,753**
COSTS AND EXPENSES				
Operating	7,835,163	**9,946,400**	7,835,163	**9,599,046**
Depreciation and amortization	2,167,029	**4,797,766**	2,167,029	**3,717,600**
Provision for doubtful accounts	835,309	**1,010,332**	835,309	**938,527**
Provision for losses on property and equipment and other probable losses	49,938	**189,832**	49,938	**8,230**
Provision for (recovery of) inventory losses, obsolescence and market decline	(1,819)	**3,542**	(1,819)	**4,188**
	10,885,620	**15,947,872**	10,885,620	**14,267,591**
INCOME FROM OPERATIONS	4,561,356	**6,423,791**	4,561,356	**7,023,162**
OTHER INCOME (EXPENSES) – Net				
Interest expense	(1,266,516)	**(1,680,643)**	(1,266,516)	**(1,662,222)**
Interest income	237,522	**191,030**	237,522	**152,586**
Equity in net earnings (loss) of investee companies	828	**299**	828	**(642,841)**
Others – net	159,846	**(570,894)**	159,846	**(549,695)**
	(868,320)	**(2,060,208)**	(868,320)	**(2,702,172)**
INCOME BEFORE INCOME TAX	3,693,036	**4,363,583**	3,693,036	**4,320,990**
PROVISION FOR INCOME TAX				
Current	398,306	**779,974**	398,306	**779,974**
Deferred	741,853	**505,788**	741,853	**463,195**
	1,140,159	**1,285,762**	1,140,159	**1,243,169**
NET INCOME	₱2,552,877	**₱3,077,821**	₱2,552,877	**₱3,077,821**
Earnings Per Share *				
Basic	₱26.00	**₱20.04**	₱26.00	**₱20.04**
Diluted	₱24.65	**₱20.04**	₱24.65	**₱20.04**

* After adjustment for the 25% stock dividend approved by the Board of Directors (BOD) on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 5)

See accompanying Notes to Condensed Financial Statements.

GLOBE TELECOM, INC.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

	Consolidated		Parent Company	
	Six Months Ended June 30			
	2001	2002	2001	2002
	(In Thousand Pesos)			
Preferred Stock – Series "A"	₱792,575	**₱792,575**	₱792,575	**₱792,575**
Common Stock				
Balance at beginning of period	3,656,074	**6,054,872**	3,656,074	**6,054,872**
25% Stock dividends	–	**1,518,984**	–	**1,518,984**
Subscribed	1,625,832	**21,347**	1,625,832	**21,347**
Balance at end of period	5,281,906	**7,595,203**	5,281,906	**7,595,203**
Additional Paid-in Capital – Common				
Balance at beginning of period	15,456,177	**32,609,708**	15,456,177	**32,609,708**
25% Stock dividends	–	**(1,518,984)**	–	**(1,518,984)**
Subscribed	10,633,461	**48,890**	10,633,461	**48,890**
Expenses on stock offering and others	–	**(28,804)**	–	**(28,804)**
Balance at end of period	26,089,638	**31,110,810**	26,089,638	**31,110,810**
Subscriptions Receivable – Common				
Balance at beginning of period	(200,090)	**(169,166)**	(200,090)	**(169,166)**
Collections– net	16,688	**28,456**	16,688	**28,456**
Balance at end of period	(183,402)	**(140,710)**	(183,402)	**(140,710)**
Paid-up Capital	31,980,717	**39,357,878**	31,980,717	**39,357,878**
Deposits on Subscriptions				
Balance at beginning of period	–	**–**	–	**–**
Deposits made	5,176,569	**–**	5,176,569	**–**
Transfer to paid-up capital	(605,278)	**–**	(605,278)	**–**
Balance at end of period	4,571,291	**–**	4,571,291	**–**
Retained Earnings				
Balance at beginning of period	681,359	**4,939,704**	681,359	**4,939,704**
Dividends on preferred stock – Series "A"	–	**(34,268)**	–	**(34,268)**
Net income	2,552,877	**3,077,821**	2,552,877	**3,077,821**
Balance at end of period	3,234,236	**7,983,257**	3,234,236	**7,983,257**
	₱39,786,244	**₱47,341,135**	₱39,786,244	**₱47,341,135**

See accompanying Notes to Condensed Financial Statements.

GLOBE TELECOM, INC.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Consolidated		Parent Company	
	Six Months Ended June 30			
	2001 (Note 9)	2002	2001 (Note 9)	2002
	(In Thousand Pesos)			
CASH FLOWS FROM OPERATING ACTIVITIES				
Income before income tax	₱3,693,036	**₱4,363,583**	₱3,693,036	**₱4,320,990**
Adjustments for:				
Depreciation and amortization of property and equipment	2,114,573	**4,724,650**	2,114,573	**3,644,484**
Amortization of deferred charges and others	52,456	**73,116**	52,456	**73,116**
Provisions for (recovery of):				
Doubtful accounts	835,309	**1,010,332**	835,309	**938,527**
Inventory losses, obsolescence and market decline	(1,819)	**3,542**	(1,819)	**4,188**
Losses on property and equipment and other probable losses	49,938	**189,832**	49,938	**8,230**
Interest expense	1,266,516	**1,680,643**	1,266,516	**1,662,222**
Interest income	(237,522)	**(191,030)**	(237,522)	**(152,586)**
Loss on disposal of property and equipment	5,112	**3,909**	5,112	**6,455**
Equity in net loss (earnings) of investee companies – net of tax	(828)	**(299)**	(828)	**642,841**
Dividend income from investee company – net of tax	(151)	**(206)**	(151)	**(205)**
Operating income before working capital changes	7,776,620	**11,858,072**	7,776,620	**11,148,262**
Changes in operating assets and liabilities:				
Receivables	(1,059,623)	**(3,844,497)**	(1,059,623)	**(3,366,810)**
Inventories and supplies	(150,341)	**348,443**	(150,341)	**266,690**
Prepayments and other current assets	(1,167,861)	**(174,721)**	(1,167,861)	**(132,754)**
Accounts payable and accrued expenses	1,554,317	**4,618,975**	1,554,317	**4,212,742**
Cash generated from operations	6,953,112	**12,806,272**	6,953,112	**12,128,130**
Interest paid	(1,620,073)	**(1,723,730)**	(1,620,073)	**(1,664,904)**
Income tax paid	(140,098)	**(843,647)**	(140,098)	**(843,647)**
Net cash from operating activities	5,192,941	**10,238,895**	5,192,941	**9,619,579**
CASH FLOWS FROM INVESTING ACTIVITIES				
Net additions to property and equipment	(9,298,844)	**(9,099,510)**	(9,298,844)	**(8,793,627)**
Proceeds from sale of property and equipment	4,848	**26,113**	4,848	**25,176**
Interest received	206,462	**207,686**	206,462	**159,569**
Dividends received	151	**206**	151	**205**
Decrease (increase) in:				
Deferred charges and others	24,618	**(203,958)**	24,618	**(203,958)**
Miscellaneous deposits and investments	(1,096,483)	**(245,596)**	(1,096,483)	**(567,071)**
Cash acquired from subsidiary	1,304,678	**–**	–	**–**
Net cash used in investing activities	(8,854,570)	**(9,315,059)**	(10,159,248)	**(9,379,706)**

(Forward)

	Consolidated		Parent Company	
	Six Months Ended June 30			
	2001 (Note 9)	**2002**	2001 (Note 9)	**2002**
		(In Thousand Pesos)		
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Short-term borrowings	(₱1,443,834)	**(₱2,216,650)**	(₱1,443,834)	**(₱2,216,650)**
Long-term borrowings	(1,241,435)	**(3,447,016)**	(1,241,435)	**(3,099,754)**
Proceeds from:				
Short-term borrowings	–	**529,230**	–	**124,402**
Long-term borrowings	10,488,334	**13,893,988**	10,488,334	**13,893,988**
Subscription of capital stock, net of stock-related expenses	5,195,748	**69,888**	5,195,748	**69,888**
Net cash from financing activities	12,998,813	**8,829,440**	12,998,813	**8,771,874**
NET INCREASE IN CASH AND CASH EQUIVALENTS	9,337,184	**9,753,276**	8,032,506	**9,011,747**
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,998,941	**7,752,296**	2,998,941	**5,947,105**
CASH AND CASH EQUIVALENTS AT END OF PERIOD	₱12,336,125	**₱17,505,572**	₱11,031,447	**₱14,958,852**

See accompanying Notes to Condensed Financial Statements.

GLOBE TELECOM, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Financial Statement Presentation

The financial statements have been prepared under the historical cost convention method and in accordance with accounting principles generally accepted in the Philippines. These interim financial statements include all adjustments, which are normal and recurring, necessary to present fairly the results for the interim periods shown. The results for the interim periods are not necessarily indicative of results for the full year. The Statements include the accounts of Globe Telecom, Inc (hereafter referred to as "Globe Telecom" or "the Parent Company") and its wholly owned subsidiary, Isla Communications Company, Inc. (hereafter referred to as "Islacom"). Islacom became a consolidated subsidiary effective June 27, 2001. All significant intercompany transactions were eliminated in consolidation in accordance with the accounting policy on consolidation.

Reference is made to the Company's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the United States Securities and Exchange Commission for a complete set of financial notes including the Company's significant accounting policies.

Adoption of New Accounting Standards

Globe Telecom and Islacom adopted the following Statement of Financial Accounting Standards (SFAS) of the Philippines, which became effective for financial statements covering the period beginning January 1, 2002 and for interim financial statements starting 2003:

- SFAS 16, Property, Plant and Equipment;
- SFAS 24, Related Party Disclosures;
- SFAS 27, Consolidated Financial Statements;
- SFAS 28, Investment in Associates; and
- SFAS 36, Impairment of Assets

The new SFAS provide more specific criteria and guidelines and require additional disclosures in the financial statements. The adoption of the above mentioned SFAS does not have a material effect on the financial statements. However, there can be no assurance that there will be no material impact in the future with respect to SFAS 16 and 36.

2. $200 Million Senior Notes – Due 2012

On April 4, 2002, Globe Telecom, issued $200 million Notes under an Indenture with The Bank of New York, as Trustee, in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on April 12, 2012.

Interest on the Notes will accrue at a rate of 9.75% per annum and will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2002. Globe Telecom will pay interest to those persons who were holders of record on April 1 or October 1 immediately preceding each interest payment date. Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The Notes are senior unsecured obligations of Globe Telecom equal in ranking among themselves and with all of the existing and future unsecured and unsubordinated debt, subject to the discussion of Article 2244(14) of the Civil Code of the Philippines, and senior in right of payment to all future subordinated debt. Secured Debt of Globe Telecom will be effectively senior to the Notes to the extent of the value of the assets securing such debt and also to the extent any such indebtedness is incurred by a Restricted Subsidiary. In addition, under the laws of the Philippines, in the event a borrower submits to insolvency or liquidation proceedings in which the borrower's assets are liquidated, unsecured debt of the borrower that is evidenced by a public instrument as provided in Article 2244(14) of the Civil Code of the Philippines will rank ahead of unsecured debt of the borrower that is not evidenced by a public instrument. Under Philippine law, debt becomes evidenced by a public instrument when it has been acknowledged before a notary or any person authorized to administer oaths in the Philippines. The Notes are evidenced by a public instrument.

The Notes are redeemable in whole or in part at the option of Globe Telecom, the issuer of the bonds, at any time on or after April 15, 2007, after giving the required notice under the Indenture and, if at the time of such notice the Notes are listed on the Luxembourg Stock Exchange, publishing a notice in the Luxemburger Wort. Globe Telecom may redeem the Notes at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date and additional amounts, if any (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for Notes redeemed during the 12-month period commencing on each of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption Price
2007	104.875%
2008	103.250%
2009	101.625%
2010 and thereafter	100.000%

Prior to April 15, 2005, Globe may, upon not less than 30 nor more than 60 days' prior notice, redeem up to a maximum of 33 1/3% of the original aggregate principal amount of the Notes with the proceeds of one or more Public Equity Offerings or from a Strategic Equity Investment at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding. Any such redemption shall be made within 75 days of such Public Equity Offering or Strategic Equity Investment, as applicable. The Senior Notes are also redeemable at the option of Globe Telecom at any time in whole at the price specified in the event of certain changes relating to Philippine taxation. The Senior Notes provide certain restrictions, which include, among others, incurrence of additional debt, certain dividend payments, liens, repayments of certain debts, merger/ consolidation and sale of assets in general.

In April 2002, Globe Telecom filed a registration statement (Form F-4) for the Notes. On June 28, 2002, the U.S. SEC declared the registration statement effective.

On July 5, 2002, Globe Telecom announced to the public that it had commenced an exchange offer pursuant to which it offered to exchange all of its outstanding 9.75% Senior Notes due 2012 ("Original Notes") for registered 9.75% Senior Notes due 2012 (the "New Notes"). The exchange offer will expire at 5:00 pm, New York City time, on August 16, 2002 unless Globe Telecom extends it. Globe Telecom will exchange all Original Notes that are validly tendered and not validly withdrawn before the expiration of the exchange offer. The terms of the New Notes are substantially identical to the Original Notes, except the offer of the New Notes have been registered under the United States Securities Act of 1933, as amended, and the transfer restrictions under the U.S. law and registration rights relating to the Original Notes do not apply to the New Notes.

3. Contingencies

Globe Telecom and Islacom are contingently liable for various claims arising in the ordinary conduct of business and certain tax assessments which are either pending decision by the courts or are being contested, the outcome of which are not presently determinable. In the opinion of management and legal counsel, the eventual liability under these claims, if any, will not have a material or adverse effect on Globe Telecom and Islacom's financial position and results of operations.

In addition, Globe Telecom is an intervenor in and Islacom is a party to Civil Case No. Q-00-42221 entitled "Isla Communications Co., Inc. et. al. versus National Telecommunications Commission (NTC), et. al." before the Regional Trial Court of Quezon City by virtue of which Globe Telecom and Islacom, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. NTC Memorandum Circular No. 13-6-2000 sought, among others, to extend the expiration of prepaid call cards to two (2) years. The NTC appealed the grant of the injunction to the Court of Appeals (CA). On October 25, 2001, Globe Telecom and Islacom received a copy of the decision of the CA ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the cellular companies' seeking relief before the NTC which the CA claims had jurisdiction over the matter. On November 7, 2001, Globe Telecom and Islacom filed a Motion for Reconsideration. On January 10, 2002, the Motion was denied. Globe Telecom and Islacom filed a Petition for Review by way of a Certiorari to the Supreme Court on February 10, 2002. On April 16, 2002, the Supreme Court required the Solicitor General to comment on the Petition. On June 17, 2002, the NTC filed its comment. On July 22, 2002, the Company filed its comment. In the event, however, that Globe Telecom and Islacom are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, they would probably incur additional costs for carrying and maintaining prepaid subscribers in their networks.

4. Earnings Per Share

Globe Telecom's earnings per share amounts were computed as follows:

	Basic EPS		Diluted EPS	
	Six Months Ended June 30			
	2001	2002	2001	2002
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)			
Net income	₱2,552,877	**₱3,077,821**	₱2,552,877	**₱3,077,821**
Less dividends on preferred shares	–	**34,268**	–	**34,268**
Net income available to common shares	2,552,877	**3,043,553**	2,552,877	**3,043,553**
Weighted average number of shares	98,180	**151,904**	98,180	**151,904**
Number of shares allocated to:				
Stock warrants	–	–	5,373	–
Stock options	–	–	1	**1**
	98,180	**151,904**	103,554	**151,905**
Per share figures*	₱26.00	**₱20.04**	₱24.65	**₱20.04**

* After retroactive adjustment for the 25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 5)

12

	Basic EPS		Diluted EPS	
	Three Months Ended June 30			
	2001	2002	2001	2002
	(In Thousand Pesos and Number of Shares, Except Per Share Figures)			
Net income	₱1,485,196	**₱1,656,952**	₱1,485,196	**₱1,656,952**
Less dividends on preferred shares	–	**14,766**	–	**14,766**
Net income available to common shares	1,485,196	**1,642,186**	1,485,196	**1,642,186**
Weighted average number of shares	104,955	**151,905**	104,955	**151,905**
Number of shares allocated to:				
Stock warrants	–	–	5,373	–
Stock options	–	–	2	**2**
	104,955	**151,905**	110,330	**151,907**
Per share figures*	₱14.15	**₱10.81**	₱13.46	**₱10.81**

* After retroactive adjustment for the 25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 4)

5. Stock Dividends

On January 29, 2002, the BOD approved the declaration of a 25% stock dividend payable to all common stockholders of record as of April 30, 2002. The stock dividends declaration was approved by Globe Telecom's stockholders on April 11, 2002 and approved by the Philippine Securities Exchange Commission in June 2002. A total of 1,518,984 additional common shares were issued in June 2002 as payment for the stock dividends. The stock dividends were issued at par out of additional paid-in capital.

6. Reporting Segments

The consolidated segment assets and liabilities as of June 30, 2002 and December 31, 2001 reported under Philippine GAAP follows:

June 30, 2002	Wireless Communications Services	Wireline Communications Services	Carrier Business	Business Communications	Corporate [1]	Total
Segment assets	₱85,454	₱28,395	₱14,058	₱2,714	₱5,171	₱135,792
Segment liabilities	₱65,751	₱11,624	₱7,464	₱998	₱2,614	₱88,451

December 31, 2001	Wireless Communications Services	Wireline Communications Services	Carrier Business	Business Communications	Corporate [1]	Total
Segment assets	₱68,940	₱29,633	₱11,950	₱1,858	₱6,247	₱118,628
Segment liabilities	₱53,322	₱10,584	₱5,556	₱1,031	₱3,907	₱74,400

The Parent Company's segment assets and liabilities as of June 30, 2002 and December 31, 2001 reported under Philippine GAAP follow:

June 30, 2002	Wireless Communications Services	Wireline Communications Services	Carrier Business	Business Communications	Corporate [1]	Total
Segment assets	₱80.782	₱12,469	₱12,942	₱2,716	₱22,776	₱131,685
Segment liabilities	₱64,756	₱9,401	₱6,572	₱1,031	₱2,584	₱84,344

December 31, 2001	Wireless Communications Services	Wireline Communications Services	Carrier Business	Business Communications	Corporate [1]	Total
Segment assets	₱63,670	₱13,247	₱11,213	₱1,859	₱24,151	₱114,140
Segment liabilities	₱51,513	₱8,540	₱5,653	₱1,055	₱3,151	₱69,912

Globe Telecom evaluates performance based on EBIT (earnings before interest, other income (expenses) and income tax).

The Parent Company's segment information for the six months ended June 30, 2002 reported under Philippine GAAP follows (in millions):

2002	Wireless Communications Services	Wireline Communications Services	Carrier Business	Business Communications	Corporate [1]	Total
Revenues	₱17,648	₱1,116	₱1,982	₱545	₱-	₱21,291
Operating expenses	(7,917)	(400)	(713)	(462)	(1,058)	(10,550)
EBITDA [2]	9,731	716	1,269	83	(1,058)	10,741
Depreciation and amortization	(2,548)	(581)	(223)	(144)	(222)	(3,718)
EBIT	7,183	135	1,046	(61)	(1,280)	7,023
Other expenses– net	(1,674)	(229)	(92)	(137)	(570)	(2,702)
Net income (loss) before income tax	₱5,509	(₱94)	₱954	(₱198)	(₱1,850)	₱4,321

The Parent Company's segment information for the three months ended June 30, 2002 reported under Philippine GAAP follows (in millions):

2002	Wireless Communications Services	Wireline Communications Services	Carrier Business	Business Communications	Corporate [1]	Total
Revenues	₱9,105	₱578	₱995	₱287	₱-	₱10,965
Operating expenses	(3,867)	(192)	(555)	(248)	(566)	(5,428)
EBITDA [2]	5,238	386	440	39	(566)	5,537
Depreciation and amortization	(1,453)	(346)	(130)	(58)	(119)	(2,106)
EBIT	3,785	40	310	(19)	(685)	3,431
Other expenses– net	(985)	(132)	(23)	(73)	(177)	(1,390)
Net income (loss) before income tax	₱2,800	(₱92)	₱287	(₱92)	(₱862)	₱2,041

The consolidated segment information for the six months ended June 30, 2001 and 2002 reported under Philippine GAAP is as follows:

2001

	Wireless Communications Services	Wireline Communications Services	Carrier Business	Business Communications	Corporate [1]	Total
Revenues	₱12,830	₱1,112	₱1,030	₱475	₱–	₱15,447
Operating expenses	(6,635)	(591)	(165)	(328)	(999)	(8,718)
EBITDA [2]	6,195	521	865	147	(999)	6,729
Depreciation and amortization	(1,237)	(556)	(120)	(103)	(151)	(2,167)
EBIT	4,958	(35)	745	44	(1,150)	4,562
Other expenses – net	(639)	(138)	(41)	(50)	-	(868)
Net income (loss) before income tax	₱4,319	(₱173)	₱704	(₱6)	(₱1,150)	₱3,694

2002

	Wireless Communications Services	Wireline Communications Services	Carrier Business	Business Communications	Corporate [1]	Total
Revenues	₱18,206	₱1,524	₱2,100	₱542	₱–	₱22,372
Operating expenses	(8,084)	(753)	(795)	(452)	(1,067)	(11,151)
EBITDA [2]	10,122	771	1,305	90	(1,067)	11,221
Depreciation and amortization	(2,858)	(1,334)	(225)	(143)	(237)	(4,797)
EBIT	7,264	(563)	1,080	(53)	(1,304)	6,424
Other income (expenses) – net	(1,683)	(228)	(89)	(137)	77	(2,060)
Net income (loss) before income tax	₱5,581	(₱791)	₱991	(₱190)	(₱1,227)	₱4,364

The consolidated segment information for the three months ended June 30, 2001 and 2002 reported under Philippine GAAP is as follows:

2001

	Wireless Communications Services	Wireline Communications Services	Carrier Business	Business Communications	Corporate [1]	Total
Revenues	₱7,240	₱544	₱656	₱233	₱–	₱8,673
Operating expenses	(3,786)	(338)	12	(196)	(618)	(4,926)
EBITDA [2]	3,454	206	668	37	(618)	3,747
Depreciation and amortization	(682)	(281)	(61)	(55)	(80)	(1,159)
EBIT	2,772	(75)	607	(18)	(698)	2,588
Other expenses – net	(296)	(80)	(20)	(30)	-	(426)
Net income (loss) before income tax	₱2,476	(₱155)	₱587	(₱48)	(₱698)	₱2,162

15

2002	Wireless Communications Services	Wireline Communications Services	Carrier Business	Business Communications	Corporate [1]	Total
Revenues	₱9,473	₱782	₱1,067	₱285	₱-	₱11,607
Operating expenses	(3,924)	(340)	(608)	(254)	(549)	(5,675)
EBITDA [2]	5,549	442	459	31	(549)	5,932
Depreciation and amortization	(1,614)	(728)	(131)	(57)	(128)	(2,658)
EBIT	3,935	(286)	328	(26)	(677)	3,274
Other income (expenses) – net	(996)	(129)	(23)	(73)	31	(1,190)
Net income (loss) before income tax	₱2,939	(₱415)	₱305	(₱99)	(₱646)	₱2,084

[1] Corporate represents support services that cannot be directly identified with any of the revenue generating services.

[2] The term EBITDA is generally defined as earnings before interest, tax, depreciation and amortization expense and is presented because it is generally accepted as providing useful information regarding a company's ability to service and incur debt. Globe Telecom and Islacom's presentation of EBITDA differs from the above definition by excluding other income (expenses). Globe Telecom and Islacom's presentation of EBITDA may not be comparable to similarly titled measures presented by other companies and could be misleading because all companies and analysts do not calculate EBITDA in the same manner.

7. Reconciliation of Significant Differences between Generally Accepted Accounting Principles (GAAP) in the Philippines and the United States (U.S.)

Certain accounting practices used by Globe Telecom and Islacom in preparing the accompanying financial statements conform with GAAP in the Philippines, but do not conform with U.S. GAAP. Also, where a certain accounting treatment is not covered by specific Philippine GAAP guidelines, disclosure of significant relevant underlying information may be considered sufficient and acceptable under Philippine GAAP reporting. A description of these significant differences is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission.

A reconciliation of net income and stockholders' equity to U.S. GAAP follows. The notes included after the reconciliation consists of new disclosures for the June 30, 2002 interim financial statements.

Reconciliation of Net Income

The net income and earnings per share portions of the statements of income under U.S. GAAP for the six months ended June 30, 2001 and 2002 appear as follows:

The net income and earnings per share portions of the statements of income under U.S. GAAP for the three months ended June 30, 2001 and 2002 appear as follows:

	Consolidated		Parent Company	
	2001	2002	2001	2002
	(In Thousand Pesos, Except Per Share Figures)			
Net income as reported under Philippine GAAP	₱1,485,196	**₱1,656,952**	₱1,485,196	**₱1,656,952**
Add (deduct):				
Foreign exchange gains (losses) capitalized to property accounts	(1,493,775)	**364,445**	(1,493,775)	**362,965**
Depreciation expense on capitalized foreign exchange losses – net	97,783	**118,773**	97,783	**117,716**
Amortization of deferred charges	37,080	**27,900**	37,080	**27,900**
Compensation expense	(4,753)	**(4,753)**	(4,753)	**(4,753)**
Pension expense	9,047	**(2,780)**	9,047	**555**
Deferral of revenues on sale of prepaid cards based on actual airtime	–	**228**	–	**–**
Deferred up-front fees	(15,406)	**(8,765)**	(15,406)	**(3,305)**
Amortization of deferred up-front fees	3,697	**5,110**	3,697	**4,479**
Foreign exchange hedging loss - net (including transition adjustment in 2001)	(47,093)	**(132,648)**	(47,093)	**(132,952)**
Equity in net loss of investee company	–	**–**	–	**(5,095)**
Effect of deferred income tax	462,640	**(111,826)**	462,640	**(111,826)**
Net income as reported under U.S. GAAP	₱534,416	**₱1,912,636**	₱534,416	**₱1,912,636**
Basic EPS - Philippine GAAP*	₱14.15	**₱10.81**	₱14.15	**₱10.81**
Add (deduct):				
Foreign exchange gains (losses) capitalized to property accounts	(14.23)	**2.40**	(14.23)	**2.39**
Depreciation expense on capitalized foreign exchange losses – net	0.93	**0.78**	0.93	**0.77**
Amortization of deferred charges	0.36	**0.19**	0.36	**0.19**
Compensation expense	(0.04)	**(0.03)**	(0.04)	**(0.03)**
Pension expense	0.07	**(0.02)**	0.07	**0.00**
Deferral of revenues on sale of prepaid cards based on actual airtime	–	**0.00**	–	**–**
Deferred up-front fees	(0.15)	**(0.06)**	(0.15)	**(0.02)**
Amortization of deferred up-front fees	0.04	**0.03**	0.04	**0.03**
Foreign exchange hedging loss- net (including transition adjustment in 2001)	(0.45)	**(0.87)**	(0.45)	**(0.88)**
Equity in net loss of investee company	–	**–**	–	**(0.03)**
Effect of deferred income tax	4.41	**(0.74)**	4.41	**(0.74)**
Basic EPS - U.S. GAAP*	₱5.09	**₱12.49**	₱5.09	**₱12.49**
Diluted EPS - U.S. GAAP*	₱4.84	**₱12.49**	₱4.84	**₱12.49**

* After retroactive adjustment for the 25% stock dividend approved by the BOD on January 29, 2002 and by the stockholders on April 11, 2002 (see Note 5)

Reconciliation of Stockholders' Equity

Stockholders' equity under U.S. GAAP as of December 31, 2001 and June 30, 2002 appear as follows:

	Consolidated		Parent Company	
	December 31 2001	June 30, 2002	December 31 2001	June 30, 2002
	(In Thousand Pesos)			
Stockholders' equity as reported under Philippine GAAP	₱44,227,693	**₱47,341,135**	₱44,227,693	**₱47,341,135**
Add (deduct):				
Foreign exchange losses capitalized to property accounts – net	(6,038,036)	**(5,343,596)**	(5,941,663)	**(5,251,809)**
Depreciation expense on capitalized foreign exchange losses – net	972,257	**1,217,668**	970,631	**1,213,852**
Deferred charges	(1,106,728)	**(1,106,728)**	(1,106,728)	**(1,106,728)**
Amortization of deferred charges	613,250	**669,049**	613,250	**669,049**
Proceeds from ESOWN to be recorded as temporary equity	(61,252)	**(73,923)**	(61,252)	**(73,923)**
Pension expense	(16,548)	**(18,773)**	(22,005)	**(20,895)**
Recognition (deferral) of revenues from prepaid cards based on actual airtime	5,540	**(110)**	–	–
Deferred up-front fees	(345,073)	**(365,560)**	(330,668)	**(337,104)**
Amortization of deferred up-front fees	260,256	**270,913**	258,201	**266,964**
Foreign exchange hedging gain (loss) - net (including transition adjustment in 2001)	10,587	**(593,193)**	10,907	**(592,814)**
Other comprehensive loss – net of tax	–	**(23,680)**	–	**(23,680)**
Excess purchase price offset against additional paid-in capital under Philippine GAAP	–	–	2,763,904	**2,763,904**
Equity in net loss of investee company	–	–	(372,810)	**(387,235)**
Goodwill - net	2,487,514	**2,487,514**	–	–
Effect of deferred income tax	1,202,022	**1,095,529**	1,202,022	**1,095,529**
Stockholders' equity as reported under U.S. GAAP	₱42,211,482	**₱45,556,245**	₱42,211,482	**₱45,556,245**

Cash Flow Hedge Accounting

Globe Telecom accounts as a cash flow hedge an interest rate swap entered into to manage its interest rate exposure on a floating-rate, foreign currency-denominated long-term debt. A cash flow hedge is a hedge of the exposure to variability in future cash flows related to a recognized asset or liability, or a highly probable forecasted transaction. Changes in the fair value of a hedging instrument that qualifies as a highly effective cash-flow hedge are recognized directly in Other Comprehensive Loss, which is shown under stockholders' equity section. Any hedge ineffectiveness is immediately recognized in current operations.

As of June 30, 2002, the aggregate amount of the loans covered by the swap amounted to $45.45 million. The swap effectively fixed the interest rate of the hedged loan to 4.205% over the duration of the agreement, which involves semi-annual payment intervals up to March 2007. As of and for the period ended June 30, 2002, the fair value of the outstanding swap amounted to ₱23.68 million loss, net of tax, fair value is determined to be an effective hedge of the underlying long-term loan. Such loss is reported as Other Comprehensive Loss in the stockholders' equity section as the interest rate swap qualifies as a highly effective cash flow hedge.

Recent U.S. Statements of Financial Accounting Standards (SFAS) Pronouncements

In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets.

SFAS 141, which applies to business combinations occurring after June 30, 2001, requires all business combinations within the scope of the Statement to be accounted for using the purchase method of accounting and includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in the combination. SFAS 141 has no impact to Globe Telecom.

SFAS 142 is effective starting with fiscal years beginning after December 15, 2001. This Statement, which supersedes APB Opinion No. 17, Intangible Assets, no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this Statement. Prior to 2002, the goodwill arising from the Islacom acquisition was amortized over five years. Beginning 2002, the amortization was discontinued and an impairment review of the goodwill was done in accordance with SFAS 142. The goodwill impairment test uses a fair value approach. This test requires a two-step approach, which is performed at the reporting unit level, as defined in SFAS 142. Step one identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is only performed if there is a potential impairment, compares the carrying amount of the reporting unit's goodwill to its implied value, as defined in SFAS 142. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that excess. In 2002, the goodwill was tested in accordance with the provisions of SFAS No. 142 for impairment by comparing the fair value to its carrying value. The fair value exceeded its carrying value, and therefore no impairment loss was recognized upon adoption.

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." This standard provides accounting guidance for legal obligations associated with the retirement of long-lived assets. The fair value of a liability for the asset retirement obligation will be required to be recognized in the period in which it is incurred. When the liability is initially recognized, the asset retirement costs should also be capitalized by increasing the carrying amount of the related long-lived asset. Globe Telecom and Islacom are currently assessing its obligations to determine the potential impact because of this change in accounting. This statement is effective for fiscal years beginning after June 15, 2002. Globe Telecom and Islacom will adopt this standard effective January 1, 2003.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. This new standard, when in effect, will supersede SFAS Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to Be Disposed Of", providing one accounting model for the review of asset impairment. Statement No. 144 retains much of the recognition and measurement provisions of Statement No. 121, but removes goodwill from its scope. Globe Telecom and Islacom adopted this standard effective January 1, 2002. The adoption did not have a material effect on the financial statements of Globe and Islacom as of June 30, 2002. The Company has not recognized any impairment charges as of June 30, 2002. The consolidated balance sheet as of June 30, 2002 included property and equipment attributable to the acquisition of

Islacom of ₱18.05 billion ($357.21 million). There can be no assurance that there will be no material impairment charge in the future with respect to Group property and equipment.

8. Subsequent Events

On July 11, 2002, Worldcom Inc. (Worldcom), a U.S. company with whom Globe Telecom has significant voice traffic settlement and wireline data receivables, settled $4.5 million with Globe Telecom. Worldcom filed for protection under Chapter 11 of the U.S. Bankruptcy code on July 21, 2002. The bankruptcy court authorized Worldcom to continue paying foreign telecom companies its pre-petition and other obligations to foreign carriers as they fall due in the ordinary course of business. With this authorization, the Company expects its remaining receivables to be paid by Worldcom in due course.

9. Reclassification of Certain Accounts

Certain comparative figures have been reclassified to conform with the current period's presentation.

FORWARD-LOOKING STATEMENTS

This report contains certain "forward-looking statements." These forward-looking statements generally can be identified by use of statements that include words or phrases such as we "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements.

All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others:

- general economic and business conditions in the Philippines;
- changes in the value of the Peso and other currency changes;
- changes in Philippine and international interest rates;
- changes in the cost of equipment that we import as part of our network expansion;
- increasing competition in and conditions of the Philippine telecommunications industry;
- our ability to grow our subscriber base for wireless services;
- demand for telecommunications services in the Philippines;
- our ability to enter into various financing arrangements;
- changes in laws and regulations that apply to the Philippine telecommunications industry;
- changes in political conditional in the Philippines; and
- changes in foreign exchange control regulations in the Philippines.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On 29 June 2001, Ayala Corporation (AC), Singapore Telecom International Pte Ltd. (STI), a wholly-owned subsidiary of Singapore Telecom, and DeTeAsia Holding GmbH (DeTeAsia), a wholly-owned subsidiary of Deutsche Telekom, marked the financial closing of the combination of Globe Telecom, Inc. (Globe) and Isla Communications Co., Inc. (Islacom) with the listing of the new Globe shares swapped in accordance with the share swap arrangements that have been completed. The transactions have made Islacom a 100% subsidiary of Globe. Succeeding discussions will focus on the performance of Globe and Islacom on a consolidated basis ("Group" or "Consolidated") and Globe Telecom, Inc. ("Globe").

Financial Highlights	Group	Globe (Parent)	
	2002	2002	2001
As of and for the three months ended 30 June			
Profit & Loss Data (In million pesos)			
Net Operating Revenues	11,607	10,965	8,673
Non-Service Revenues	1,225	1,068	1,320
Service Revenues	10,382	9,897	7,353
Costs and Expenses	8,333	7,534	6,086
EBITDA	5,932	5,537	3,746
EBIT	3,274	3,431	2,587
Net Income	1,657	1,657	1,485
As of and for the first six months ended 30 June			
Profit & Loss Data (In million pesos)			
Net Operating Revenues	22,372	21,291	15,447
Non-Service Revenues	2,498	2,229	2,165
Service Revenues	19,874	19,062	13,282
Costs and Expenses	15,948	14,268	10,886
EBITDA	11,222	10,741	6,728
EBIT	6,424	7,023	4,561
Net Income	3,078	3,078	2,553
Balance Sheet Data (In million pesos)			
Total Assets	135,792	131,685	95,475
Total Gross Debt	57,124	55,159	36,839
Total Stockholders' Equity	47,341	47,341	39,786
Financial Ratios (x)*			
Gross Debt to EBITDA	2.43	2.45	2.74
Interest Cover (Gross)	6.68	6.46	4.06
Gross Debt to Equity	1.15	1.11	0.93
Debt to Total Capitalization (Book)	0.54	0.53	0.48
Debt to Total Capitalization (Market)	0.41	0.40	0.33
Other Data			
Net Cash from Operating Activities (In million pesos)	10,239	9,620	5,193
Capital Expenditures (In million pesos)	11,126	10,893	9,738
Net Receivable Days	48.0	45.0	49.0
Peso/Dollar Exchange Rate (In pesos)	50.541	50.541	52.428
No. of Employees	3,918	3,496	3,373

**Note: Interest bearing debt (₱54,600 million and ₱52,679 million for Group and Globe, respectively, as of June 30, 2002 and ₱36,839 million for Globe for the same period last year) was used in computing the financial ratios.*

23

Operating Revenues

Globe registered consolidated net operating revenues of ₱22,372 million for the first six months of year 2002, 45% higher than the same period in 2001. For the six months ended 30 June 2002, the breakdown of consolidated service and non-service revenues is ₱19,874 million and ₱2,498 million, respectively. Of the total consolidated net operating revenues, consolidated wireless services accounted for 81% or ₱18,206 million, wireline voice services 7% or ₱1,525 million, wireline data 2 % or ₱541 million and carrier services 10% or ₱2,100 million. For second quarter of the year 2002, net consolidated operating revenues amounted to ₱11,607 million, 34% higher than last year's same quarter results. This total is comprised of consolidated wireless services at ₱9,473 million or 82%, wireline voice services at ₱782 million or 7%, wireline data at ₱285 million or 2%, and carrier services at ₱1,067 million or 9%. The major contributor to the growth in operating revenues for the three and six months ended 30 June 2002 over the same periods in 2001 was the continued strong performance in the wireless business.

Net operating revenues include the value of all telecommunications services provided which are recognized when earned and stated net of the share of other telecommunications carriers under existing correspondence or interconnection agreements.

The table below shows the comparative breakdown of net revenues in 2002:[1]

	Group	Globe (Parent)	
(In million pesos)	**2002**	**2002**	**2001**
For the three months ended 30 June			
Wireless Services	9,473	9,105	7,241
Wireline Services	1,067	865	777
Voice	782	578	545
Data	285	287	232
Carrier Services	1,067	995	655
Total Net Operating Revenues	11,607	10,965	8,673
For the six months ended 30 June			
Wireless Services	18,206	17,648	12,831
Wireline Services	2,066	1,661	1,586
Voice	1,525	1,116	1,112
Data	541	545	474
Carrier Services	2,100	1,982	1,030
Total Net Operating Revenues	22,372	21,291	15,447

[1] Consolidated interconnection charges or payouts accounted for 28% of gross service revenues in the first six months of 2002 compared to 23% for the same period last year due to higher interconnection charges.

Wireless Services

Globe provides nationwide wireless communications services and operates its telecommunications network on a 24/7 basis. Wireless services are offered under the brand name *Globe Handyphone* using its GSM network, while Islacom provides wireless GSM services under the *Islacom* and *Touch Mobile* brands. *Touch Mobile* was launched on 12 September 2001.

Wireless net operating revenues include: (1) fixed monthly charges including currency exchange rate adjustments (CERA), plus charges for local calls in excess of the free minutes for various *Globe Handyphone* and *Islacom* postpaid plans; (2) airtime fees from the prepaid card service *(Globe Prepaid Plus, Islacom Prepaid* and *Touch Mobile)* recognized upon the earlier of (a) actual usage of the airtime value of the prepaid card or (b) expiration of the unused value of the prepaid card, which occurs two months after activation, but excluding any usage of call cards originally provided without cash proceeds (promotional airtime call cards); (3) revenues generated from international and national long distance calls and international roaming calls, net of any interconnection fees (including interconnection fees on promotional airtime call cards) to other carriers and transfer pricing charges to the carrier services group; (4) revenues from value-added services, mainly text messaging; and (5) proceeds from the sale of handsets, SIM cards and other phone accessories.

The related costs incurred in connection with the acquisition of subscribers are charged to operations under operating costs and expenses. Actual subscriber acquisition cost consist mainly of commissions paid to dealers net of promotional discounts on prepaid calling cards, handset subsidies and marketing expenses. The corresponding acquisition costs of the handsets sold are recorded under operating cost and expenses in the income statement during the period they were incurred. Handset subsidy is the difference between proceeds from sales of handsets, SIM cards, other phone accessories (recorded as part of non-service revenues) and cost of sales which is classified under operating costs and expenses.

	Group	Globe (Parent)	
	2002	2002	2001
For the three months ended 30 June			
Wireless Net Revenues (In million pesos)	9,473	9,105	7,241
Non-Service [1]	1,213	1,061	1,319
Service [2]	8,260	8,044	5,922
Voice	5,145	5,088	4,328
Data	3,115	2,956	1,594
Data as a % of Wireless Net Service Revenues	38%	37%	27%
Data as a % of Total Wireless Net Revenues	33%	32%	22%
For the six months ended 30 June			
Wireless Net Revenues (In million pesos)	18,206	17,648	12,831
Non-Service [1]	2,478	2,218	2,164
Service [2]	15,728	15,430	10,667
Voice	10,085	10,008	8,109
Data	5,643	5,422	2,558
Data as a % of Wireless Net Service Revenues	36%	35%	24%
Data as a % of Total Wireless Net Revenues	31%	31%	20%
Subscribers – Net (End of period)	5,435,516	4,992,285	3,440,660
Postpaid	458,370	455,234	405,930
Globe Handyphone	455,234	455,234	405,930
Islacom	3,136	-	-
Prepaid	4,977,146	4,537,051	3,034,730
Globe Prepaid Plus	4,537,051	4,537,051	3,034,730
Touch Mobile	433,223	-	-
Islacom	6,872	-	-

[1] Non-service revenue consists of the proceeds from the sale of handsets and accessories, net of discounts on prepaid call cards.
[2] Service revenues include registration fees, monthly subscription fees, and airtime revenues net of interconnection expense and revenues from value-added services.

Globe is currently planning to introduce a new promotional scheme for prepaid sales (covering *Globe Prepaid Plus and Touch Mobile*) to its dealers on 1 August 2002. Instead of promotional airtime call cards, Globe expects to further reduce the selling price of phone kits, thus resulting in higher phonekit subsidies. The new scheme is expected to impact wireless indicators such as average revenue per subscriber and acquisition cost per subscriber. As the new scheme will be effective on 1 August 2002, the mechanics and its subsequent impact on Globe *Prepaid Plus and Touch Mobile* performance will be discussed in more detail in the next quarterly report.

Wireless Services - Postpaid

On a consolidated basis, the Group registered 458,370 postpaid subscribers as of 30 June 2002, compared to 405,930 for the same period last year. Globe offers postpaid services through *Globe Handyphone*, while Islacom continues to offer postpaid services under the *Islacom* brand.

For the first six months of year 2002, *Globe Handyphone* accounted for 455,234 subscribers, an increase of 12% from 405,930 subscribers for the same period last year. Despite 61,815 total gross additions for the first six months of 2002, on a quarter-on-quarter basis postpaid subscribers declined by 4,845 due mainly to company-initiated disconnections. Gross additions for the three months ended 30 June 2002 amounted to over 29,473.

The net average monthly operating revenue (ARPU) per Globe postpaid wireless subscriber increased by 7% to ₱1,764 in the first six months of year 2002, from ₱1,643 in the first six months of 2001. The increase in net postpaid ARPU was mainly due to higher subscriber usage of data services. For the three months ended 30 June 2002, ARPU was ₱1,666, almost the same as the ₱1,671 for the same period last year. The average net service revenue per postpaid wireless subscriber (ARPU) is computed by dividing the sum of recurring wireless postpaid net operating service revenues for the period (net of discounts and interconnection charges to external carriers but including internal payouts) by the average number of postpaid wireless subscribers and then dividing the figure by the number of months in the period. Postpaid wireless net service revenues used in the computation of ARPU are fully-loaded by adding back the net revenue share of the carrier services group in the International Long Distance (ILD) and National Long Distance (NLD) traffic generated by postpaid subscribers. Net operating revenues by segment used in the calculation of ARPU, which are fully-loaded, are different from net operating revenues by segment, which are not fully-loaded.

Globe's postpaid ARPU on a gross basis amounted to ₱2,171 in the first six months of 2002 from ₱1,995 for the same period in 2001, while ARPU for the three months ended 30 June 2002 was ₱2,217 compared ₱2,106 to the same quarter in 2001. The increase was due to increased usage. However, as more traffic terminated outside Globe's network, this did not result in an increase in net ARPUs for the same period. The average gross service revenue per postpaid wireless subscriber (ARPU) is computed by dividing the sum of recurring wireless postpaid operating service revenues for the period (net of discounts but including interconnection charges to external carriers and internal payouts) by the average number of postpaid wireless subscribers and then dividing the figure by the number of months in the period. Postpaid wireless net service revenues used in the computation of ARPU are fully-loaded by adding back the net revenue share of the carrier services group in the International Long Distance (ILD) and National Long Distance (NLD) traffic generated by postpaid subscribers.

The acquisition cost per postpaid subscriber remained flat at ₱3,848 in the first six months of 2002, compared to ₱3,844 for the same period in 2001. Handset subsidies accounted for 32% of acquisition costs while commissions and advertising expenses added 21% and 47% respectively. For the same period in 2001, handset subsidies accounted for 50% of acquisition costs while commissions and advertising expenses accounted for 23% and 27%, respectively.

The average monthly churn rate for Globe's postpaid subscribers is defined as total disconnections net of reconnections divided by the average postpaid subscribers, divided by the number of months in the period. Postpaid churn rate averaged 2.4% per month in the first six months of 2002, higher than the 1.6% reported for the first six months of 2001, mainly due to company-initiated disconnections. For postpaid subscribers, permanent disconnections are made after a series of collection steps following non-payment. Such permanent disconnections generally occur within 90 days.

Islacom continues to service 3,136 postpaid subscribers as of 30 June 2002. The significant reduction in subscribers from 13,938 in the same period in 2001 is a result of a deliberate marketing slowdown for this brand.

Wireless Services - Prepaid

Consolidated prepaid subscribers totaled 4,977,146 as of 30 June 2002. The Group offers prepaid services through *Globe Prepaid Plus*, while Islacom offers its prepaid services through the *Islacom* brand and *Touch Mobile.*

For the first six months of year 2002, Globe registered 4,537,051 prepaid subscribers, 50% higher than the 3,034,730 prepaid subscribers in the same period last year.

Islacom's *Touch Mobile* totaled 433,223 subscribers as of 30 June 2002. *Touch Mobile* was launched on 12 September 2001.

Islacom continues to service 6,872 prepaid subscribers under the old *Islacom* brand as of 30 June 2002.

A prepaid subscriber becomes active when the subscriber purchases a SIM card and turns it on for the first time. When a prepaid subscriber loads airtime value into Globe's system, the subscriber has two months to use the value before the card expires. When the airtime value is used up and the subscriber does not reload or the card expires, whichever comes earlier, the subscriber retains use of the wireless number to receive incoming calls for another four months. However, if the subscriber still does not reload value within that time, the subscriber loses the wireless number and the account will be permanently disconnected. At that point, the subscriber is then considered part of churn. Globe's prepaid subscribers can reload airtime value by purchasing prepaid cards, which are sold in denominations of ₱300, ₱500 and ₱1,000. The ₱300 denominated prepaid card was introduced in the market in January 2002 while the distribution of the ₱250 prepaid card was discontinued effective May 2002. Touch Mobile call cards are sold in denominations of ₱300 and ₱500.

Revenues from prepaid cards are recorded net of the related value of airtime call cards given as promotional items to dealers. While subscriber usage of promotional airtime call cards are not included in revenues, any payments to other carriers arising from the usage of promotional airtime call cards are recorded as part of total interconnection fees to other carriers. On a consolidated basis, the percentage of promotional call cards to total call cards issued for the period ended 30 June 2002 was 17%.

Revenues from sale of prepaid cards are initially recognized by Globe and Islacom as deferred revenues and are shown as part of accounts payable and accrued expenses in the balance sheet since service has not yet been rendered. Revenue is recognized upon actual usage of the airtime value of the prepaid card or expiration of the unused value of the prepaid card, whichever comes earlier.

The net ARPU for *Globe Prepaid Plus* increased by 6% to ₱495 for the first six months of 2002, from ₱465 reported in the first six months of year 2001. For the three months ended 30 June 2002, ARPU was ₱444, almost the same as ₱450 recorded in the same period last year. Net prepaid ARPU increased due to higher voice and data usage. The average monthly net service revenue per prepaid subscriber (ARPU) is computed by dividing the sum of recurring wireless prepaid net operating service revenues for the period (net of discounts and interconnection charges to external carriers but including internal payouts) by the average number of prepaid wireless subscribers and dividing the figure by the number of months in the period.

Prepaid wireless net service revenues used in the computation of ARPU are fully-loaded by adding back the net revenue share of the carrier services group in the National Long Distance (NLD) traffic generated by wireless prepaid subscribers.

Globe's prepaid gross ARPU was ₱583 for the first six months of year 2002 from ₱539 for the first six months of year 2001. For the three months ended 30 June 2002 Globe's prepaid gross ARPU was ₱597 compared to ₱573 for the same period in 2001. This increase is due to increase usage. However, as more traffic terminated outside Globe's network this did not result in an increase in net ARPUs for the same period. The average monthly gross service revenue per prepaid subscriber (ARPU) is computed by dividing the sum recurring wireless prepaid operating service revenues for the period (net of discounts but including interconnection charges to external carriers and internal payouts) by the average number of prepaid wireless subscribers and dividing the figure by the number of months in the period. Prepaid wireless net service revenues used in the computation of ARPU are fully-loaded by adding back the net revenue share of the carrier services group in the National Long Distance (NLD) traffic generated by wireless prepaid subscribers.

The net ARPU for *Touch Mobile* was ₱320 for the first six months of 2002.

Subscriber acquisition cost per *Globe Prepaid Plus* subscriber decreased to ₱142 for the first six months of year 2002 from ₱183 for the same period in 2001 due to a decrease in handset subsidies. Of the total acquisition cost for the six months ended 30 June 2002, commissions and handset subsidy accounted for 94% with advertising costs comprising the balance of 6%. Of the total wireless prepaid acquisition cost in the first six months of year 2001, commissions accounted for 31%, advertising costs 44% and handset subsidies 25%.

Acquisition cost per *Touch Mobile* subscriber was ₱528 for the first six months of year 2002. Of the total acquisition cost for the period, handset subsidies accounted for 13%, commissions 41% and advertising costs 46%.

Globe, from time to time, gives promotional call cards to its dealers to enhance prepaid sales. The cost of call cards given out as promotional items to dealers are excluded from the computation of total acquisition cost consistent with the non-recognition of the corresponding revenue related to the usage of promotional airtime call cards. The corresponding interconnection payments due to other carriers generated by the subscriber usage of the promotional airtime call cards, however, are recognized as incurred. Globe will offer promotional call cards to its dealers until 31 July 2002.

The actual average monthly churn rate for *Prepaid Plus* subscribers in the first six months of 2002 remained the same at 2.3% from the same period last year.

The average monthly churn rate for *Touch Mobile* for the first six months of year 2002 was 1.03%.

Wireline Services – Voice

	Group	Globe (Parent)	
For the six months ended 30 June	**2002**	**2002**	**2001**
Wireline Voice Net Revenues (In million pesos)..........	1,525	1,116	1,112
Subscribers – Net (End of period)	224,461	141,270	164,691
Monthly churn rate (%)	2.9	3.3	1.4

Wireline communication service revenues consist of: (1) monthly service fees including CERA; (2) installation charges and other one-time fees associated with the establishment of the service; (3) revenues from international and national long distance calls made by the postpaid and prepaid wireline subscribers and

28

payphone customers, net of interconnection fees to other carriers and transfer pricing paid to carrier services group; (4) payphone revenues from local, national and international calls; and (5) revenues from value-added services.

Globe provides wireline voice communication services, including local, national long distance, international long distance and other value-added services, under the brand name *Globelines*. Globe provides wireline voice services in six specific geographic areas in the Philippines, including parts of Metropolitan Manila, the Calabarzon region and Central Mindanao. Meanwhile, Islacom also started offering *Globelines* in November 2001 (taking over from the former *IslaPhone* brand) in specific areas in the Visayas.

For the first six months of 2002, Globe accounted for 141,270 subscribers (including 119,041 postpaid and 16,166 prepaid wireline voice subscribers) representing a 14% decrease from 164,691 subscribers for the same period in 2001. In the first six months of 2002, business subscribers were 29% of total subscribers compared to 28% as of 30 June 2001. Meanwhile, the average monthly churn rate was at 3.3% compared to the average monthly churn in the first six months of year ended 2001 of 1.4%, mainly due to company-initiated disconnections and partly due to the migration of some postpaid subscribers to prepaid plans. In the second half of 2001, Globe and Islacom launched their prepaid landline services under the brand name *Globelines Prepaid.*

Islacom's wireline voice subscribers for the first six months of 2002 increased to 83,191 (including 16,325 prepaid wireline subscribers), 19% of which were business subscribers and 81% residential subscribers. For the same period last year, Islacom had 67,941 wireline voice subscribers, of which 19% and 81% accounted for business and residential subscribers, respectively. Islacom's wireline voice ARPU in the first six months of 2002 stood at ₱847. The average monthly churn rate in the first six months of 2002 was 2.1%.

Wireline Services – Data

	Globe [1]	
(In million pesos)	**2002**	**2001**
For the three months ended 30 June		
International Lease	118	75
Domestic Lease	117	91
Internet [2]	51	63
Telegram / Telex / Others	1	3
Wireline-Data Net Operating Revenues	287	232
For the six months ended 30 June		
International Lease	227	155
Domestic Lease	212	178
Internet [2]	103	134
Telegram / Telex / Others	3	7
Wireline-Data Net Operating Revenues	545	474

[1] Wireline data services are offered only through Globe Telecom.
[2] Globe provides internet access to subscribers nationwide under the *GlobeNet* brand name, relaunched under ***GlobeQuest***.

Globe offers nationwide wireline data, consisting of international and domestic leased lines, internet, telex, and other wholesale transport services, through a variety of brands. Wireline data net operating revenues consist of billings for these services net of the share of other carriers for the telex service. Wireline data net operating revenues increased by 15% to ₱545 million in the first six months of 2002 from ₱474 million for the same period in 2001. For the three months ended 30 June 2002, a 24% increase to ₱287 million was also recorded compared to ₱232 million for the same period in 2001. These mainly reflected increased growth in the number of active leased line customers.

For the Group, the combined voice and data fully-loaded ARPU per wireline subscriber for the first six months of 2002 increased by 13% to ₱1,969 from ₱1,739 for the same period in 2001. For the three months ended 30 June 2002, ARPU increased by 18% to ₱2,086 from ₱1,768 for the same period in 2001. ARPU per wireline subscriber is calculated based on fully-loaded net operating service revenues (combined voice and data, net of interconnection charges and discounts, if any, but including domestic and international long distance revenues attributable to wireline subscribers) less one-time installation revenues, divided by the average number of wireline voice subscribers for the period, divided by the number of months in the period. Wireline voice service revenues are fully-loaded by adding back the net revenue share of the carrier services group in ILD and NLD traffic generated by wireline voice services.

Carrier Services (International and National Long Distance and Inter-Exchange Services)

Globe and Islacom both offer international and national long distance services and inter-exchange carrier services (IXC). International long distance (ILD) services are offered between the Philippines and over 200 countries. This service generates revenues for the Company from both inbound and outbound international call traffic with pricing based on agreed international settlement rates for inbound traffic revenues and NTC-approved ILD rates for outbound traffic revenues. Globe and Islacom also operate as IXCs. Globe uses its Nationwide Digital Transmission Network (NDTN), while Islacom uses its own backbone transmission network for hauling national and international interconnection traffic among wireline and wireless operators in the Philippines.

	Group	Globe (Parent)	
(In million pesos)	**2002**	**2002**	**2001**
For the three months ended 30 June			
Carrier Services Net Revenues	1,067	995	656
ILD [1]	582	554	295
IXC [2]	485	441	361
For the six months ended 30 June			
Carrier Services Net Revenues	2,100	1,982	1,030
ILD [1]	1,163	1,123	374
IXC [2]	937	859	656

[1] ILD revenues in the table above refer only to the amount generated by the carrier services group alone. ILD revenues on a total company basis, including the contribution of the wireless and wireline services, are discussed in the ILD section that follows.

[2] NLD revenues of the carrier services group are lodged under IXC. NLD revenues on a total company basis, including the contribution of the wireless and wireline services, are discussed in the IXC section.

For the Group, Carrier service net revenues increased 63% from ₱656 million to ₱1,067 million in the three months ended 30 June 2002 compared to the same period in 2001 mainly due to higher ILD traffic.

Carrier Services – ILD

ILD revenues of carrier services are mainly composed of: (1) settlements based on agreed international settlement rates from foreign telecommunications carriers for incoming international calls, net of any transfer price payable to the wireline and wireless businesses or other domestic carriers for inbound traffic terminating to the Group or other carriers, respectively; and (2) transfer price revenues from wireless and wireline customers for outgoing international calls, net of amounts payable to foreign telecommunications carriers.

For the six months ended 30 June	Group 2002	Globe (Parent) 2002	Globe (Parent) 2001
Total ILD Minutes (In million minutes)	703	649	348
Inbound	616	565	270
Outbound	87	84	78
ILD Inbound / Outbound Ratio (x)	6.9	6.65	3.5

For the first six months of 2002, carrier services posted consolidated ILD revenues of ₱1,163 million, an increase of 211% from ₱374 million for the same period last year. On quarter-on-quarter comparison, carrier services revenue also increased 97% from ₱582 million in the three months ended 30 June 2002 compared to ₱295 million for the same period in 2001. The increases in both periods are due to the expansion of the subscriber base. On a Group basis, counting contributions from the wireless and wireline services, consolidated ILD revenues stood at ₱4,839 million for the first six months of 2002, translating to 22% of the Group's net revenues for the period compared to ₱2,717 million and 18% for the same period last year.

Carrier Services - IXC inclusive of NLD

Both Globe and Islacom operate as IXCs. Globe uses its NDTN, while Islacom uses its own backbone transmission network for hauling national and international interconnection traffic among wireline and wireless operators in the Philippines. On a consolidated basis, carrier services posted IXC service revenues for the first six months of 2002 of ₱937 million, an increase of 43% from ₱656 million for the same period last year, and 34% increase for the three months ended June 30, 2002 to ₱485 million from ₱361 million for the same period last year. The increase is also attributable to the substantial growth in subscribers.

The Group offers NLD services. Revenues from NLD services are generated from calls outside of a specific local area but within the Philippines.

For the six months ended 30 June (In million minutes)	Group 2002	Globe (Parent) 2002	Globe (Parent) 2001
Total NLD Minutes	283	222	205
Inbound	148	116	76
Outbound	135	106	129

In the first six months of 2002, the Group's NLD call volume increased to 283 million minutes from 205 million minutes for the same period last year. Outbound NLD call volume increased by 5% to 135 million minutes in the first six months of 2002, compared to 129 million minutes for the same period last year. Inbound NLD call volume increased by 95% to 148 million minutes compared to 76 million minutes for the same period last year.

On a Group basis, counting contributions from the wireless and wireline services, consolidated NLD revenues stood at ₱1,453 million for the first six months 2002, an increase of 8% from ₱1,351 million for the same period last year due mainly to the increase in subscribers. For the quarter ended 30 June 2002, consolidated revenues were at ₱622 million, a 15% decrease from ₱729 million for the same period last year due to a decrease in NLD revenues terminating to Globe's wireless subscribers. Consolidated NLD revenues for the first six months of 2002 translate to 7% of the Group's net revenues for the period.

Costs and Expenses

(In million pesos)	Group 2002	Globe (Parent) 2002	Globe (Parent) 2001
For the three months ended 30 June			
Cost of Sales	1,877	1,661	2,027
Staff Costs	437	399	363
Marketing	514	424	399
Administration	773	1,119	468
Repairs and Maintenance	216	159	215
Services	305	230	164
Others	71	52	169
Corporate Costs	546	562	474
Total Operating Cost and Expenses	4,739	4,606	4,279
Depreciation and Amortization	2,658	2,106	1,159
Provision for Doubtful Accounts	890	830	519
Other Provisions (Recoveries)	46	(8)	129
Total Costs and Expenses	8,333	7,534	6,086
For the six months ended 30 June			
Cost of Sales	4,026	3,650	3,251
Staff Costs	798	729	622
Marketing	828	647	767
Administration	1,596	2,216	1,142
Repairs and Maintenance	712	559	416
Services	610	473	396
Others	336	296	379
Corporate Costs	1,041	1,029	862
Total Operating Cost and Expenses	9,947	9,599	7,835
Depreciation and Amortization	4,798	3,718	2,167
Provision for Doubtful Accounts	1,010	939	835
Other Provisions (Recoveries)	193	12	49
Total Costs and Expenses	15,948	14,268	10,886

For the first six months of 2002, the Group registered consolidated costs and expenses of ₱15,948 million which includes total operating cost and expenses of ₱9,947 million. This figure reflects an increase of 47% compared to consolidated costs and expenses of ₱10,886 million, which include total operating cost and expenses of ₱7,835 million for the same period in 2001.

Of the consolidated costs and expenses for the first six months of 2002, operating costs accounted for 62%. As a percentage of consolidated net revenues, operating costs and expenses accounted for 44%.

Consolidated operating costs and expenses for the three months ended 30 June 2002 amounted to ₱4,739 million, 11% higher than last year's second quarter results. The increase, which is mainly coming from cost of sales, is due to higher sales of handsets, simpacks and phonekits resulting form higher subscriber take-up. Also for the same period in 2001, costs and expenses did not include operating cost and expenses of Islacom as the acquisition was completed only on 29 June 2001. Total costs and expenses on a consolidated basis, which include operating costs and expenses, depreciation and amortization, provision for doubtful accounts, and other provisions (recoveries), amounted to ₱8,333 million for the second quarter of 2002. As a percentage of consolidated net revenues and total costs and expenses for the same quarter, operating costs and expenses accounted for 41% and 57%, respectively.

Depreciation and amortization on a consolidated basis amounted to ₱4,798 million during the first six months of 2002. At the Parent Company level, Globe registered ₱3,718 million depreciation and amortization expense in the first six months of 2002, up by 72% from ₱2,167 million for the same period in 2001. Using a quarterly comparison, the consolidated depreciation and amortization expense for the three months ended June 30, 2002 was ₱2,658 million, up by 129% from ₱1,159 million for the same period. The increase reflected additional depreciation expenses related to various telecommunications equipment placed in service during this period. For Islacom, depreciation and amortization expense increased by 10% to ₱1,080 million in the first six months of 2002 from ₱980 million for the same period last year. As a percentage of net operating revenues, the Group's depreciation and amortization was at 21% in the first six months of 2002, from 14% in the same period in 2001. Depreciation is computed using the straight-line method over the estimated useful life of the assets (ranging from 3-20 years depending on the type of asset regardless of utilization). The weighted estimated useful life of all assets is 11 years as of 30 June 2002.

The Group's provision for doubtful accounts, which consist of provisions for trade receivables from subscribers, net traffic settlement accounts and other non-trade receivables stood at ₱1,010 million for the first six months 2002, translating to 4% of consolidated net revenues. At the Parent Company's level, provisions increased to ₱939 million in the first six months of 2002, from ₱835 million in the same period last year. The Group's provision for doubtful accounts for the three months ended June 30, 2002 was ₱890 million from ₱519 million for the same period in 2001. The provision for the six months ended 30 June 2002 includes an allocation of ₱572 million for possible collection risks from MCI Worldcom traffic settlement transactions and wireline data receivables. The Group, however, was paid US$4.5 million on 11 July 2002. MCI Worldcom filed for protection under Chapter 11 of the U.S. Bankruptcy Code on 21 July 2002. The bankruptcy court authorized MCI Worldcom to continue paying foreign telecom companies its prepetition and other obligations to foreign carriers as they fall due in the ordinary course of business. With this authorization, Globe expects its remaining receivables to be paid by MCI Worldcom in due course.

Consolidated provision for bad debts arising from subscriber receivables, on the other hand, amounted to ₱393 million in the first six months of 2002. Consolidated provision for bad debts for the three months ended June 30, 2002 was ₱263 million compared to ₱223 million for the same period in 2001. Net days sales outstanding is at 48 days. Globe and Islacom maintain an allowance for doubtful accounts at a level considered adequate to provide for potential uncollectibility of its receivables. For subscriber receivables, allowance is calculated using the policy of providing full allowance for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless subscribers. Such permanent disconnections, generally occur within 90 days. Full allowance is provided for wireline residential and business subscribers with outstanding receivables that are past due by 90 and 150 days, respectively. For traffic settlement receivables, a policy of providing full allowance is adopted for net international and national traffic settlement accounts that are not settled within 10 months from transaction date and after a review of the status of settlement with other carriers. Additional provisions are made for accounts specifically identified to be doubtful of collection.

Inventories and supplies are stated at the lower of cost or net realizable value, with cost determined using the moving-average method. An allowance for market decline is provided equivalent to the difference between the cost and the net realizable value of inventories. When inventories are sold, the related allowance is reversed in the same period, with the appropriate sales (revenues) and cost of sales (expenses) recognition. An allowance is also provided for obsolescence and possible losses. Full obsolescence allowance is provided when the inventory is not moving for more than a year. A 50% allowance is provided for slow moving items. For the first six months of 2002, the Group recognized provision for inventory losses, obsolescence and market decline of ₱4 million, compared to the ₱2 million recovery for the same period in 2001. The Group also recognized provisions for losses on property and equipment and other probable losses of ₱182 million for Islacom and ₱8 million for Globe.

Consolidated EBITDA in the first six months of 2002 was ₱11,222 million increased 67% compared to ₱6,728 million for the same period in 2001. Consolidated EBITDA is defined as consolidated earnings before interest, taxes, depreciation and amortization, other income and other expenses. Consolidated EBITDA margin for the period was 56% compared to 51% for the same period in 2001. On a quarterly basis, the quarter ended 30 June 2002 EBITDA amounted to ₱5,933 million, 58% higher than ₱3,746 million for the same period in 2001. EBITDA margin was computed on the basis of net service revenues.

Consolidated earnings before interest and taxes (EBIT) of the Group in the first six months of 2002 was ₱6,424 million compared to ₱4,561 million for the same period in 2001. Consolidated net interest expense was ₱1,681 million for the first six months of 2002, compared to net interest expense of ₱1,266 million for the same period in 2001, both translating to 8% of consolidated net operating revenues for their respective periods. For the quarter ended 30 June 2002, EBIT was ₱3,274 million compared to ₱2,587 million for the quarter ended 30 June 2001. Consolidated net interest expense for the quarter ended 30 June 2002 was ₱991 million, 9% of consolidated net operating revenues.

Interest and other related financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation are capitalized as part of the cost of the property. The capitalization of these borrowing costs, as part of the cost of the property, (a) commences when the expenditures and borrowing costs being incurred during the installation and related activities necessary to prepare the property for its intended use are in progress; and (b) ceases when substantially all the activities necessary to prepare the property for its intended use are complete. These costs are amortized using the straight-line method over the estimated useful lives of the related property.

Consolidated capitalized interest expense during the first six months of 2002 amounted to ₱262 million (Islacom did not have any capitalized interest expense during the period) compared to ₱389 million for the same period in 2001. Consolidated capitalized interest expense for the quarter ended 30 June 2002 amounted to ₱91 million compared to ₱203 million for the same period in 2001. This decrease was mainly due to the completion of related capital expenditure.

	Group	Globe (Parent)	
(In million pesos)	**2002**	**2002**	**2001**
For the three months ended 30 June			
Interest Income	82	67	131
Interest Expense	(1,083)	(1,065)	(895)
Capitalized Interest Expense	91	91	203
Net Interest Income / (Expense)	(910)	(907)	(561)
For the six months ended 30 June			
Interest Income	191	153	237
Interest Expense	(1,943)	(1,925)	(1,655)
Capitalized Interest Expense	262	262	389
Net Interest Income / (Expense)	(1,490)	(1,510)	(1,029)

The Group posted net other expenses of ₱571 million in the first six months of 2002, mainly composed of swap costs amounting to ₱601 million and foreign exchange losses of ₱18 million offset by net other income of ₱48 million.

Consolidated income before tax amounted to ₱4,364 million in the first six months of 2002. For the same period, consolidated provision for current and deferred income tax amounted to ₱1,286 million or 26% of net income before share in Islacom's net loss before tax versus 32% in prior period. The decrease is due to the implementation of the three-year income tax holiday on the Company's income from its Phase VIII capital expenditures program registered with the Board of Investments effective 01 April 2002. Of the ₱1,286 million, provision for current income tax amounted to ₱780 million, or an effective income tax rate of 16% of income before share in Islacom's net loss and before tax versus the 32% statutory limit. The Group also provided for ₱506 million deferred income taxes to recognize the tax consequence attributed to the differences between the financial reporting bases of assets and liabilities and their related tax bases.

Consolidated net income after tax amounted to ₱3,078 million in the first six months of 2002, higher than the ₱2,553 million for the same period last year. Accordingly, basic and diluted earnings per common share is ₱20.04 in the first six months of 2002 decreased compared to the ₱26.00 and ₱24.65, respectively, for the same period in 2001. On a quarterly basis, consolidated net income after tax was ₱1,657 million for the quarter ended June 30, 2002, 12% higher than ₱1,485 million for the same quarter last year. Basic and diluted earnings per common share is ₱10.81 for the quarter ended June 30, 2002, lower than the basic and diluted earnings per share of ₱14.15 and ₱13.46, respectively, for the same period in 2001. Basic earnings per share (EPS) is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the year including fully paid but unissued shares as of the end of the year after giving retroactive effect for any stock dividends declared, stock splits or reverse stock splits during the year. Diluted EPS is computed assuming that the stock options were exercised. Consolidated net income for the first six months of 2002 showed growth of 21% from the same period in 2001, after the take-up of Globe's share in Islacom's net loss for the first half of 2002 of ₱643 million.

Foreign Exchange Exposure

The Philippine Peso closed at ₱50.541 on 30 June 2002 from ₱51.690 at 31 December 2001. As a result of the translation of foreign currency denominated assets and liabilities, the Group reported net foreign exchange revaluation gains of ₱1,058 million in the first six months of 2002. A total of ₱694 million in revaluation gains were attributed to foreign currency denominated liabilities that financed capital projects, and were therefore recorded as reductions from the carrying value of the appropriate property accounts. Total revaluation gains on loans covered by hedged contracts amounting to ₱382 million were deferred and net foreign revaluation losses of ₱18 million were charged to operations.

As of 30 June 2002, consolidated capitalized foreign exchange revaluation losses amounted to ₱9,748 million from August 1997, which is being amortized over the remaining life of the related property account. A total of ₱2,182 million has been amortized as of 30 June 2002.

To mitigate foreign exchange risk, Globe enters into short-term and long-term derivative contracts. Short-term forward contracts are used to hedge short-term assets and/or liabilities, as well as committed US$ transactions. As of 30 June 2002, Globe had no outstanding short-term forward contracts.

Cross currency swaps are primarily used to hedge selected long-term US$ debt. As of 30 June 2002, Globe had US$352 million in outstanding cross currency swap contracts with various foreign banks, under which it effectively converts its US$ debt into Philippine Peso with quarterly or semi-annual payment intervals up to June 2008. The aggregate mark-to-market loss from these cross currency swaps was estimated at US$8.5 million as of 30 June 2002 due to the appreciation of the Philippine Peso and decline in domestic interest rates. The amount of US$ debt swapped into Pesos and peso-denominated debt accounts for approximately 42% of Globe's consolidated loans.

Foreign currency linked revenues were 25% of Globe's total net revenues for the first six months of 2002 versus 22% for the same period in 2001. Foreign currency linked revenues include those that are: (1) billed in foreign currency and settled in foreign currency, or (2) billed in Pesos at rates linked to a foreign currency tariff and settled in Pesos, (3) wireline monthly service fees and the corresponding application of the Foreign Currency Adjustment or CERA mechanism, under which Globe has the ability to pass the effects of local currency depreciation to its subscribers.

To mitigate interest rate risk, Globe entered into an interest rate swap with a foreign bank in February 2002 to partially convert a floating rate loan into fixed until final maturity in March 2007. As of 30 June 2002, the notional principal amount of the swap is US$45 million. The mark-to-market loss of the interest rate swap was estimated at US$0.69 million due to downward adjustment of the US yield curve.

Liquidity and Capital Resources

Consolidated assets as of 30 June 2002 amounted to ₱135,792 million, compared to ₱106,012 million for the year ended 31 December 2001.

As of 30 June 2002, current ratio on a consolidated basis was 1.09:1. Consolidated cash level was high at ₱17,506 million at the end of the period, due to increased operating cash flow and timing of disbursements from its US$200 million bond proceeds raised in April 2002. Debt to equity ratio of 1.15:1 on a consolidated basis remains well within the 2:1 debt to equity limit dictated by certain debt covenants.

Consolidated cash flow from operations amounted to ₱10,239 million for the period ended 30 June 2002, is 97% higher than ₱5,193 million for the same period in 2001consistent with the increase in the Company's EBITDA.

Consolidated cash used in investing activities amounted to ₱9,315 million for the period ended 30 June 2002 compared to ₱8,855 million for the same period in 2001. The increase is due to expansion related to the wireless business. The bulk of investing activities involved the purchase of equipment or services from foreign suppliers in connection with the development of the wireless, wireline and carrier services. Consolidated capital expenditures in the first six months of 2002 amounted to ₱11,126 million, which includes ₱2,026 million in non-cash investing activities pertaining to the portion of projects which have been completed or are being completed but have not yet been paid or are covered with supplier financing. Globe expects to commit up to US$651 million (₱34 billion) in capital expenditures within the year although a portion of it will likely be paid in 2003. These expenditures will be spent investing in its wireless network and infrastructure.

Globe intends to finance this expenditure through a combination of any of the following: vendor and bank financing and internally-generated cash flow.

Consolidated cash provided by financing activities for the six months of 2002 amounted to ₱8,829 million compared to ₱12,999 million for the same period in 2001. This drop was due mainly to the decrease in proceeds from subscriptions of capital stock. Consolidated gross debt as of 30 June 2002 amounted to ₱57,124 million with ₱55,159 million from the Parent Company level, compared to ₱48,910 million as of 31 December 2001. Of the consolidated gross debt balance as of June 30, 2002, ₱7,933 million or 14% is short-term debt (including current portion of long-term debt) and ₱49,191 million or 86% is long-term debt. Loan repayments of the Group during the first six months of 2002 amounted to ₱5,664 million. The average annual principal repayment of existing consolidated debt for the next three years is US$114 million.

Stockholders' equity was ₱47,341 million as of 30 June 2002, as compared to ₱44,228 million as of December 31, 2001. As of 30 June 2002, there were 151.9 million common shares and 158.5 million preferred shares issued and outstanding.

Globe declared a 25% stock dividend to shareholders of record as of April 30, 2002. Globe fixed the payment date of the 25% stock dividend last June 17, 2002.

Preferred stock "Series A" has the following features:

(a) Convertible to one common share after 10 years from issue date at the prevailing market price of the common stock less the par value of the preferred shares;
(b) Cumulative and non-participating;
(c) Floating rate dividend (fixed at MART 1 plus 2% average for a 12-month period);
(d) Issued at par;
(e) Voting rights;
(f) Globe has the right to redeem the preferred shares at par plus accrued dividends at any time after 5 years from date of issuance; and
(g) Preferences as to dividend in the event of liquidation.

As of 30 June 2002, Globe accrued ₱81 million in dividends payable to preferred shareholders.

Consolidated Return on Average Equity (ROE) in the first six months of 2002 stood at 13%. Globe plans to continue its aggressive expansion pace with significant investments in wireless telecommunications equipment.

Recent Developments

On 19 June 2002, Globe Telecom signed an agreement with leading financial institutions for the private placement of ₱2 billion fixed rate corporate notes, with Standard Chartered Bank as arranger and underwriter. This is the largest single issuance of peso corporate notes in the domestic capital market and is also the single largest peso debt raising activity for Globe Telecom in 2002. Issue date was on June 27, 2002.

On 4 July 2002 the Philippine SEC approved the adoption of the following Statements of Financial Accounting Standards (SFAS):

SFAS #	16	Property Plant and Equipment
	24	Related Party Disclosures
	27	Consolidated Financial Statements and Accounting for Investments in Subsidiaries
	28	Accounting for Investments in Associates
	31	Financial Reporting of Interests in Joint Ventures
	35	Discontinuing Operations
	36	Impairment of Assets

SFAS becomes effective for audited financial statements covering the period beginning January 1, 2002 and for interim financial statements starting 2003.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. This new standard, when in effect, will supersede SFAS Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to Be Disposed Of", providing one accounting model for the review of asset impairment. Statement No. 144 retains much of the recognition and measurement provisions of Statement No. 121, but removes goodwill from its scope. Globe Telecom and Islacom adopted this standard effective January 1, 2002. The adoption did not have a material effect on the financial statements of Globe and Islacom as of June 30, 2002. The Company has not recognized any impairment charges as of June 30, 2002. The consolidated balance sheet as of June 30, 2002 included property and equipment attributable to the acquisition of Islacom of ₱18.05 billion ($357.21 million). There can be no assurance that there will be no material impairment charge in the future with respect to Globe property and equipment.

The new SFAS provides more specific criteria and guidelines, and require additional disclosures to the financial statements. The adoption of the above mentioned SFAS does not have a material effect on the financial statements as of June 30, 2002. However, there can be no assurance that there will be no material impact in the future with respect to SFAS #16 and #36.

On 5 July 2002, Globe Telecom announced to the public that it had commenced an exchange offer pursuant to which it offered to exchange all of its outstanding 9.75% Senior Notes due 2012 ("Original Notes") for registered 9.75% Senior Notes due 2012 (the "New Notes"). The exchange offer will expire at 5:00 pm, New York City time, on 16 August 2002 unless Globe Telecom extends it. Globe will exchange all Original Notes that are validly tendered and not validly withdrawn before the expiration of the exchange offer. The terms of the New Notes are substantially identical to the Original Notes, except the New Notes have been registered under the United States Securities Act of 1933, as amended, and the transfer restrictions under the U.S. law and registration rights relating to the Original Notes do not apply to the New Notes.

On 7 July 2002, Globe Telecom announced to the public the launching of its Multimedia Messaging Service (MMS). MMS allows a cellular phone subscriber to send and receive messages containing a combination of text, images and sound. In addition to regular text capabilities, MMS allows the subscriber to send and receive animations, speeches and audio which have been downloaded to the phone via wireless application protocol (WAP) sites and transferred to the phone via an accessory like a digital camera. Initially, Globe will provide MMS services through "Traffic Cam", which allows subscribers to view real time pictures of actual road traffic and "Animated Messages", wherein Disney pictures and melodies can be exchanged between subscribers. MMS service is being offered free until 31 August 2002.

On 12 July 2002, Globe Telecom signed a PHP300 million term loan facility with Orix Metro, Security Bank Corp., and Chinatrust Commercial Bank. The loan was arranged by Citicorp International Ltd. under the Landbank Countryside Loan Funds I Program (LBP-CLF I). The LBP-CLF I program is funded by the World Bank for onlending by Land Bank to accredited financial institutions

15 July 2002 was the last day set by Globe Telecom, after giving due notice to Globe Telecom Holdings, Inc., for PDR holders to exercise their PDR instruments. Pursuant to Sec. 5(c) of the PDR Instrument, no PDRs may be exercised after the Expiry Date. On 2 July 2001, we served the PDR Agent notice that in view of the completion of the Globe and Islacom combination, all of the underlying shares held by the Globe Telecom Holdings can now be owned by non-Philippine persons without violating the Philippine ownership requirement under Philippine law. The PDR Agent has commenced mailing of this notice to the Holders on 2 July 2001. More than 90 days has elapsed since such notice was served. Based on the details of the PDR instrument, underlying Shares in respect of any PDRs still outstanding on the Expiry Date shall be sold through an Eligible Broker and the proceeds, after deducting all applicable expenses, can be payable by GTHI to the relevant Holders upon presentation of the relevant PDR Certificates. Globe is currently in the process of reconciling its records to determine the number of PDRs still outstanding after the expiry date.

On 16 July 2002, Globe Telecom formally launched to the public its integrated data and internet services solutions brand, "GlobeQuest". Globe Telecom decided to consolidate its GlobeNet and GlobeData services, the two brands under its Wireline Data Group, as the brands are often required to bundle their services to come up with an integrated solution for the customer. GlobeNet is a full-service ISP for business applications supporting the growing requirement of business for information technology and network solutions. GlobeData is a comprehensive suite of domestic and international data services for corporate networks utilizing leased lines, frame relay, ATM, IP, xDSL and VSAT technologies over a scalable and highly reliable broadband network. GlobeQuest will integrate the above services and offer new capabilities such as IDC, C2C submarine cable system and corporate voice solutions such as conferencing and voice VPN.

On 23 July 2002, the National Telecommunications Commission (NTC) issued permanent Certificates of Public Convenience and Necessity (CPCN) to Globe and Islacom. The CPCN allows the telecommunications firms to operate their respective services for the next 25 years and replaces the Provisional Authorities (PA) previously granted to Globe and Islacom. Globe Telecom and Islacom were granted their permanent licenses after having demonstrated their legal, financial and technical capabilities in operating and maintaining cellular mobile telephone systems, local exchange carrier services and international gateway facilities. Additionally, Globe Telecom and Islacom exceeded the 80% minimum compliance requirement for coverage of all provincial capitals, including all chartered cities within a period of seven years.

Globe is an intervenor in and Islacom is a party to Civil Case No. Q-00-42221 entitled "Isla Communications Co., Inc. et. al., versus National Telecommunications Commission et. al.," before the Regional Trial Court of Quezon City by virtue of which Globe and Islacom, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. The NTC appealed the issuance of the injunction to the Court of Appeals (CA). On October 25, 2001, Globe and Islacom received a copy of the decision of the CA ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the cellular companies' seeking relief before the NTC which the CA claims had jurisdiction over the matter. On 7 November 2001, the Companies filed a Motion for Reconsideration. Globe and Islacom received a copy of the decision 15 February 2002. On 22 February 2002, the Company filed a Petition for Review with the Supreme Court seeking to revise the decision of the CA. The decision of the CA is still not immediately final and executory and cannot be implemented as Globe and Islacom still have a number of remedies available to them. Last 17 June 2002, the NTC filed its comments the Company filed its comments 22 July 2002. In the event, however, that Globe and Islacom are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, the companies would probably incur additional costs for carrying and maintaining prepaid subscribers in its network.

Other Matters:

The following are the stockholders owning at least 1% of Globe Telecom, Inc. as of 30 June 2002:

	Common	% of common	Preferred	% of Preferred	Total	% of Total
Ayala Corp	41,132,925	27.08%		0.00%	41,132,925	13.25%
ST	42,546,546	28.01%		0.00%	42,546,546	13.71%
DT	37,674,681	24.80%		0.00%	37,674,681	12.14%
GTHI	5,232,960	3.44%		0.00%	5,232,960	1.69%
Asiacom	0	0.00%	158,515,021	100.00%	158,515,021	51.06%
Public	25,316,875	16.67%		0.00%	25,316,875	8.16%
Total	**151,903,987**	**100%**	**158,515,021**	**100.00%**	**310,419,008**	**100%**

BOARD OF DIRECTORS, as of 30 June 2002

Jaime Augusto Zobel de Ayala II	Chairman
Delfin L. Lazaro	Vice-Chairman
Lim Chuan Poh	Vice-Chairman
Axel Hass	Vice-Chairman
Gerardo C. Ablaza, Jr.	President & CEO
Fernando Zobel de Ayala	
Manuel Q. Bengson	
Romeo L. Bernardo *	
Lucas Chow	
Joachim Gronau	
Xavier P. Loinaz	
Guillermo D. Luchangco *	
Rufino Luis T. Manotok	
Hubert D. Tubio	
Atty. Renato O. Marzan**	Corporate Secretary

** Independent Directors*
*** Elected to the Board on 11 April 2002*

MANAGEMENT COMMITTEE MEMBERS

Gerardo C. Ablaza, Jr. *	President & CEO
Oscar L. Contreras, Jr.	Senior Vice President, Human Resources
Manuel R. De los Santos**	Senior Vice President, Wireless Data
Gil B. Genio	Senior Vice President, Fixed Network Business
Delfin C. Gonzalez, Jr.	Senior Vice President & Chief Financial Officer
Atty. Rodolfo A. Salalima	Senior Vice President, Corporate & Regulatory Affairs
Emmanuel A. Aligada	Vice President, Customer Service
Rodell A. Garcia	Vice President & Chief Information Officer
Rafael L. Llave	Vice President, Logistics & Management Services
Rebecca V. Ramirez	Vice President, Internal Audit
Joaquin L. Teng, Jr.***	Vice President, Fixed Network Business, Luzon
Lizanne C. Uychaco	Vice President, Retail Operations & Centers Mgmt
John W. Young	Vice President, Carrier Business

** Member of the Board of Directors*
*** Resigned effective 30 May 2002*
**** Retired effective 30 May 2002*

40

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our market risk is related to changes in foreign exchange rates and interest rates.

Our foreign exchange risk results primarily from movements of the Peso against the U.S. dollar. Our revenues are generated in U.S. dollars and Pesos while most of our capital expenditures and debt are in U.S. dollars. The depreciation in the Peso over time has resulted in us realizing substantial foreign exchange losses, most of which we have capitalized under Philippine GAAP. As of June 30, 2002, we had total consolidated debt of ₱57,124 million. The total amount of consolidated U.S. dollar debt swapped into Pesos and consolidated Peso-denominated debt was approximately 42% of Globe's total consolidated debt at June 30, 2002.

A portion of our outstanding debt bears interest at floating rates and is subject to interest rate exposure resulting from changes in market interest rates. We have instituted a policy to use interest rate swaps to manage our interest rate exposure.

The following hypothetical example shows the impact on our net income under both Philippine GAAP and U.S. GAAP for the three months ended June 30, 2002, if (i) a 10% devaluation of the Peso and (ii) a 10% increase in base interest rates applicable to our floating rate debt:

	Three Months ended June 30, 2002	
	Philippine GAAP	U.S. GAAP
10% Peso devaluation	(0.5%)	0.8%
10% Interest rate increase	(1.4%)	(1.2%)

The following hypothetical example shows the impact on our net income under both Philippine GAAP and U.S. GAAP for the six months ended June 30, 2002, if (i) a 10% devaluation of the Peso and (ii) a 10% increase in base interest rates applicable to our floating rate debt:

	Six Months ended June 30, 2002	
	Philippine GAAP	U.S. GAAP
10% Peso devaluation	(0.1%)	0.2%
10% Interest rate increase	(1.4%)	(1.3%)

PART II – OTHER INFORMATION

Legal proceedings

Detailed discussion regarding a pending legal proceeding in connection with billing rates has been made in the Management's Discussion and Analysis of Financial Condition and Results of Operations in this report and the report filed with the Commission on May 15, 2002 on the Form 6-K containing financial statements for the three months ended March 31, 2002.

Submission of matters to a vote of security holders

(a) The Annual Stockholders' Meeting was held on April 11, 2002.

(b) Unanimous approval was given to the nomination and election of the following directors of the board of Globe Telecom, Inc:

Jaime Augusto Zobel de Ayala II
Lucas Chow
Lim Chuan Poh
Delfin L. Lazaro
Fernando Zobel de Ayala
Xavier P. Loinaz
Gerardo C. Ablaza, Jr.
Rufino Luis T. Manotok
Axel Hass
Joachim Gronau
Hubert D. Tubio
Guillermo D. Luchangco
Romeo L. Bernardo
Manuel Q. Bengson
Renato O. Marzan

(c) Sycip, Gorres, Velayo & Co. was elected as independent auditor of Globe Telecom, Inc.

(d) The stockholders unanimously approved the board resolution adopted on January 29, 2002, approving the declaration of a 25% stock dividend to all holders of common shares of Globe Telecom, Inc. as of the record date of April 30, 2002. In this connection, the following resolutions were also approved unanimously by the stockholders present:

- fractional shares resulting from the declaration of the 25% stock dividend be consolidated into whole shares and redeemed by Globe as treasury stock at a price based on the market value of Globe shares as of the close of business on April 30, 2002, as shown by the closing quotations on the Philippine Stock Exchange on that date and the redemption price shall be distributed proportionately to all stockholders entitled thereto, based on the same price for which said fractional shares were acquired by Globe; and

- the listing of the shares representing the stock dividend on the Philippine Stock Exchange was authorized, and the Board of Directors and officers of Globe were authorized to sign, execute and file with the Philippine Securities and Exchange Commission and the Philippine Stock Exchange required and appropriate applications and other related documents.

Exhibit Index

Exhibit	Document
3.1*	Amended Articles of Incorporation of Globe Telecom, Inc.
3.2*	Amended by-laws of Globe Telecom, Inc.
4.1*	Indenture dated as of August 6, 1999 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee
4.2*	Indenture dated as of April 4, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee
12.1**	Statement re computation of ratios
99**	Press release re release of the second quarterly results of fiscal year 2002

* Filed previously and incorporated by reference to the correspondingly numbered exhibits to the Registration Statement on the Form F-4 (File No.: 333-10988), the Registration Statement on Form F-4 (File No.: 333-87614) and the annual report for the year ended December 31, 2001.

** Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Telecom Inc.

By:
Name: Delfin C. Gonzalez, Jr.
Title: Chief Financial Officer

Date: August 14, 2002

46

Exhibits	Document
3.1*	Amended Articles of Incorporation of Globe Telecom, Inc.
3.2*	Amended by-laws of Globe Telecom, Inc.
4.1*	Indenture dated as of August 6, 1999 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee
4.2*	Indenture dated as of April 4, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee
12.1**	Statement re computation of ratios
99**	Press release re release of the second quarterly results of fiscal year 2002

* Filed previously and incorporated by reference to the correspondingly numbered exhibits to the Registration Statement on the Form F-4 (File No.: 333-10988), the Registration Statement on Form F-4 (File No.: 333-87614) and annual report for the year ended December 31, 2001.

** Filed herewith.

Exhibit 12.1

Statement re Computation of Ratios

Exhibit 12.1

Globe Telecom, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in million Pesos except ratios)

	Six Months Ended June 30,		Three Months Ended June 30,	
	2002	**2001**	**2002**	**2001**
U.S. GAAP:				
Earnings:				
Income before income tax under U.S. GAAP	₱4,727.9	₱3,034.0	₱2,450.9	₱746.2
Add (deduct):				
Interest expense and other charges (excluding capitalized)	1,752.6	1,300.9	1,059.9	723.0
Interest component of rent expense	6.1	4.6	3.0	2.6
Dividends on preferred shares	34.3	-	14.8	-
	₱6,520.9	**₱4,339.5**	**₱3,528.6**	**₱1,471.8**
Fixed Charges:				
Interest expense and other charges (including capitalized)	₱2,068.7	₱2,085.7	₱1,171.4	₱ 1,317.4
Interest component of rent expense	6.1	4.6	3.0	2.6
Dividends on preferred shares	34.3	-	14.8	-
	₱2,109.1	**₱2,090.3**	**₱1,189.2**	**₱1,320.0**
Ratio of Earnings to Fixed Charges	**3.1**	**2.1**	**3.0**	**1.1**
Philippine GAAP				
Earnings:				
Income before income tax under Philippine GAAP	₱4,363.3	₱3,692.2	₱2,083.5	₱2,158.9
Add (deduct):				
Interest expense and other charges (excluding capitalized)	1,694.8	1,277.2	1,000.4	697.6
Interest component of rent expense	6.1	4.6	3.0	2.6
Depreciation of capitalized interests	61.1	27.0	30.6	13.5
Dividends on preferred shares	34.3	-	14.8	-
	₱6,159.6	**₱5,001.0**	**₱3,132.3**	**₱ 2,872.6**
Fixed Charges:				
Interest expense and other charges (including capitalized)	₱2,010.9	₱2,062.0	₱1,111.9	₱1,292.0
Interest component of rent expense	6.1	4.6	3.0	2.6
Dividends on preferred shares	34.3	-	14.8	-
	₱2,051.3	**₱2,066.6**	**₱1,129.7**	**₱1,294.6**
Ratio of Earnings to Fixed Charges	**3.0**	**2.4**	**2.8**	**2.2**

Exhibit 99

Press Release re release of the second quarterly results for fiscal year 2002

PRESS RELEASE August 7, 2002

GLOBE TELECOM POSTS NET INCOME OF P3.1 BILLION

On the back of robust subscriber growth, Globe Telecom (Globe) posted strong financial performance in the first half of 2002, reporting consolidated net revenues of P22.4 billion and a net income of P3.1 billion. These are the best financial results Globe has ever registered over a semestral period.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the first half of 2002 reached P11.2 billion from P6.7 billion recorded in the same period last year with the EBITDA margin improving to 56% from 51%.

Globe increased its wireless subscribers in the second quarter by approximately 440,000. This translated to a 62% share of the increase in the market's wireless subscribers during the period. As of end-June this year, Globe's consolidated wireless subscribers totaled 5.4 million.

"We are pleased that Globe's performance has remained consistent over the past six months despite the challenges in the overall economic and business environment," Gerardo C. Ablaza, Jr., President and CEO of Globe Telecom, said. "Achieving an excellent balance of growth and profitability gives us the confidence that our expansion plans for 2002 are in the right direction."

Globe has continued to support the growth in its subscriber base with further wireless infrastructure investments. The Company spent a total of P11.1 billion in capital expenditures for the first half of 2002. Globe expects to commit up to US$651 million (₱34 billion) in capital expenditures within the year although a portion of it will likely be paid in 2003.

The consolidated asset base of Globe stood at P135.8 billion by end-June 2002. Gross debt totaled P57.1 billion while stockholders' equity stood at P47.3 billion. Debt to equity ratio of 1.15:1 is well within the 2:1 debt to equity limit dictated by certain debt covenants while gross debt to EBITDA registered at 2.43x. Globe also generated approximately P10.2 billion in net cash from consolidated operating activities.

Globe is a leading provider of wireless communications services in the Philippines and offers wireline voice communications, data transmission services, domestic and international long distance communications services.

For Reference:

Rizza Maniego-Eala
Vice President
Financial Planning and Analysis Division
Tel No: + 632 730-2982

Malou Rustia-Santos
Head - Investor Relations
Tel No: + 632 730-2820
Fax No: + 632 739-0072